FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 19 November 2004 – 19 November 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Miscellaneous

Notice of Acquisition of Securities

18 November 2004

Listed Company Relations

New Zealand Exchange Limited

Level 9

ASB Bank Tower

2 Hunter Street

WELLINGTON

NOTICE OF ACQUISITION OF SECURITIES

1.	Telecom New Zealand Finance Limited (“Company”) is a wholly owned subsidiary of Telecom Corporation of New Zealand Limited and consequently an Issuer by operation of Rule 1.1.5.

2.	Defined terms in this letter have the meaning given to them in the Listing Rules and the sub-paragraphs in paragraph 3 correspond to the equivalent sub-paragraphs in Rule 7.12.1.

3.	In accordance with Rule 7.12.1, the Company advises that:

(a)	Class: NZ$300,000,000 5.40% convertible note (“Note”) due 17 May 2008;

(b)	Number acquired: Partial buyback of the Note

(c)	(i) Nominal value: NZ$150,000,000 bought back

(ii)        Acquisition price: NZ$144,990,000

(d)	Payment: Payment was in cash;

(e)	N/A

(f)	Percentage: 50% of the Note was acquired;

(g)	Reason: 50% of the Note was acquired as part of Telecom Corporation of New Zealand Limited’s ongoing liability management process;

(h)	Authority: 50% of the Note was acquired in accordance with a board resolution of the Company passed on 11 November 2004;

(i)	N/A

(j)	Number of securities of the Class in existence following acquisition: One Note in a principal amount of NZ$150,000,000;

(k)	N/A

(i)	Date: The acquisition occurred on 18 November 2004.

Yours faithfully

TELECOM NEW ZEALAND FINANCE LIMITED

/s/ N J Olson	/s/ L M Cox
Authorised Person	Authorised Person
Name: Nicholas John Olson	Name: Linda Marie Cox
Position: GM Finance	Position: Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	19 November 2004